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August 26, 2020

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re:	Virtus Equity Trust

File Nos. 002-16590 and 811-00945

Post-Effective Amendment No. 129

Virtus Rampart Enhanced Core Equity Fund, to be renamed Virtus KAR Equity Income Fund (the “Fund”)

Dear Ms. Dubey:

Thank you for your telephonic comments on July 23, 2020, regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Equity Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on July 2, 2020. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations for such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) on or about the automatic effectiveness of our previous filing on August 31, 2020.

Comment 1.       Please update the Edgar filing system to reflect the Fund’s new name.

Response 1.       We will update the Fund’s name in connection with our upcoming filing under Rule 485(b).

Comment 2.       Please confirm that the revised prospectus for the Fund will not be used to sell the Fund until shareholder approval is received.

Response 2.       So confirmed. If shareholder approval is not received by August 31, 2020, a post-effective amendment will be filed on form 485BXT pursuant to Securities Act Rule 485(b)(1)(iii) to designate a later effective date. (At the time of this filing we believe that we have received enough votes to ensure shareholder approval.)

Comment 3.       Please ensure the Portfolio Management disclosure in the Fund’s prospectus correctly reflects either that the portfolio manager listed is either “primarily responsible” or that he is simply “responsible” for the Fund’s management, as the Staff notes that this disclosure is not currently consistent with that of the Virtus Rampart Enhanced Core Equity Series, a series of Virtus Variable Insurance Trust, the (“Series”), filed under Rule 485(a) on July 2, 2020.

Response 3.       We have corrected the referenced disclosure as requested and made it consistent with that of the Series.

Comment 4.       The current fee table shows a contractual expense limitation through January 31, 2021. Please confirm that the expiration date of the contractual expense limitation has been extended to be more than one year from effective date of the prospectus.

Response 4.       So confirmed. We have updated the referenced disclosure to reflect an expiration date of January 31, 2022.

Securities distributed by VP Distributors, LLC

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:	Ralph Summa